SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

The Wet Seal, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

961840105
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 17 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961840105	SCHEDULE 13D/A	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,164,932 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,164,932 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,164,932 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,567,197 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,567,197 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,567,197 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,567,197 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,567,197 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,567,197 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,898,530 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,898,530 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,898,530 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,898,530 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,898,530 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,898,530 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 9 of 17 Pages

This Amendment No. 20 (“Amendment No. 20”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2012 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on September 5, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on September 13, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on September 17, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on September 19, 2012 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on September 21, 2012 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on September 27, 2012 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on October 1, 2012 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D, filed with the SEC on October 3, 2012 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D, filed with the SEC on October 5, 2012 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D, filed with the SEC on October 22, 2012 (“Amendment No. 10”), Amendment No. 11 to the Original Schedule 13D, filed with the SEC on February 13, 2013 (“Amendment No. 11”), Amendment No. 12 to the Original Schedule 13D, filed with the SEC on June 25, 2013 (“Amendment No. 12”), Amendment No. 13 to the Original Schedule 13D, filed with the SEC on August 22, 2013 (“Amendment No. 13”), Amendment No. 14 to the Original Schedule 13D, filed with the SEC on September 17, 2013 (“Amendment No. 14”), Amendment No. 15 to the Original Schedule 13D, filed with the SEC on December 17, 2013 (“Amendment No. 15”), Amendment No. 16 to the Original Schedule 13D, filed with the SEC on March 11, 2014 (“Amendment No. 16”), Amendment No. 17 to the Original Schedule 13D, filed with the SEC on March 21, 2014 (“Amendment No. 17”), Amendment No. 18 to the Original Schedule 13D, filed with the SEC on September 3, 2014 (“Amendment No. 18”) and Amendment No. 19 to the Original Schedule 13D, filed with the SEC on October 8, 2014 (“Amendment No. 19” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18 and this Amendment No. 20, the “Schedule 13D”) with respect to the Class A common stock, par value $0.10 per share (the “Class A Common Stock”), of The Wet Seal, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 20 have the meanings set forth in the Schedule 13D. This Amendment No. 20 amends Items 3, 5 and 6 as set forth below. This Amendment No. 20 constitutes an “exit filing” with respect to the Schedule 13D for CSO and GEHC.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP No. 961840105	SCHEDULE 13D/A	Page 10 of 17 Pages

Clinton used approximately $7,024,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned.

Funds for the purchase of the Class A Common Stock reported herein as beneficially held by Clinton were derived from (i) available working capital of Magnolia, for the shares of Class A Common Stock held directly by it; (ii) available working capital of CREL, for the shares of Class A Common Stock held directly by it; and (iii) margin borrowings described in the following sentence, for the shares of Class A Common Stock held directly by Magnolia and CREL. Such Class A Common Stock is held by Clinton in commingled margin accounts, which may extend margin credit to Clinton from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Class A Common Stock reported herein as beneficially owned by Clinton.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Class A Common Stock to which this Schedule 13D relates is 5,898,530 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock), constituting approximately 7.0% of the Issuer’s currently outstanding Class A Common Stock. The aggregate number and percentage of shares of Class A Common Stock reported herein are based upon the 84,309,311 shares of Class A Common Stock outstanding as of September 5, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended August 2, 2014 filed with the SEC on September 11, 2014.

(i) Magnolia
(a)	As of the date hereof, Magnolia may be deemed the beneficial owner of 1,164,932 shares of Class A Common Stock.
Percentage: Approximately 1.4% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,164,932 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 1,164,932 shares of Class A Common Stock

CUSIP No. 961840105	SCHEDULE 13D/A	Page 11 of 17 Pages

(ii) CREL:
(a)	As of the date hereof, CREL may be deemed the beneficial owner of 2,567,197 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock).
Percentage: Approximately 3.0% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,567,197 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,567,197 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)

(iii) CRO:

(a)	As of the date hereof, CRO may be deemed the beneficial owner of 2,567,197 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock).
Percentage: Approximately 3.0% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 2,567,197 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 2,567,197 shares of Class A Common Stock (including options to purchase 62,500 shares of Class A Common Stock)

(iv) CSO:
(a)	As of the date hereof, CSO may be deemed the beneficial owner of 0 shares of Class A Common Stock.
Percentage: Approximately 0.0% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 0
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 0

(v) GEHC:
(a)	As of the date hereof, GEHC may be deemed the beneficial owner of 0 shares of Class A Common Stock.
Percentage: Approximately 0.0% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 0
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 0

CUSIP No. 961840105	SCHEDULE 13D/A	Page 12 of 17 Pages

(vi) CGI:
(a)	As of the date hereof, CGI may be deemed the beneficial owner of 5,898,530 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock).
Percentage: Approximately 7.0% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 5,898,530 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 5,898,530 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)

(vii) Mr. Hall:

(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 5,898,530 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock).
Percentage: Approximately 7.0% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 5,898,530 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 5,898,530 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock)

(b) By virtue of investment management agreements with Magnolia, its ownership of CRO, a sub-advisory agreement governing a portion of a mutual fund portfolio (“CASF”) that beneficially owns 1,577,306 shares of Class A Common Stock (including options to purchase 75,400 shares of Class A Common Stock), and a sub-advisory agreement governing a mutual fund portfolio (“WKCAX”) that beneficially owns 589,095 shares of Class A Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 5,898,530 shares of Class A Common Stock (including options to purchase 137,900 shares of Class A Common Stock) beneficially owned by Magnolia, CREL, CASF and WKCAX. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which CGI has voting power or dispositive power.

(c) All transactions in Class A Common Stock effected by the Reporting Persons since the filing of Amendment No. 19 are set forth in Schedule B hereto. Unless otherwise indicated, all such transactions were effected in the open market.

(e) CSO ceased to beneficially own any shares of Class A Common Stock on October 24, 2014. GEHC ceased to beneficially own any shares of Class A Common Stock on October 15, 2014.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 13 of 17 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, the Reporting Persons are party to option contracts on an aggregate of 137,900 shares of Class A Common Stock with a $1.00 strike price and an expiration date of December 20, 2014.

Other than as previously reported in the Schedule 13D and the options described in this Item 6, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 14 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 29, 2014

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Relational Opportunity Master Fund, L.P.

By:	Clinton Relational Opportunity, LLC, its investment manager

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

Clinton Relational Opportunity, LLC

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

Clinton Special Opportunities Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

GEH Capital, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Comptroller

CUSIP No. 961840105	SCHEDULE 13D/A	Page 15 of 17 Pages

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 961840105	SCHEDULE 13D/A	Page 16 of 17 Pages

Schedule B

The following table sets forth all transactions with respect to the shares of Class A Common Stock effected since the filing of Amendment No. 19 by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

Magnolia

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/9/2014	63,000	0.4514
10/9/2014	13,600	0.4248
10/9/2014	162,000	0.4311
10/9/2014	61,400	0.4427
10/10/2014	97,500	0.4249
10/10/2014	2,500	0.43
10/10/2014	161,486	0.4763
10/10/2014	27,086	0.4235
10/10/2014	11,429	0.493008
10/14/2014	137,600	0.4955
10/14/2014	13,000	0.4952
10/24/2014	(43,332)	0.4183
10/24/2014	(27,187)	0.4274
10/24/2014	115,000	0.4156
10/27/2014	4,100	0.4188
10/27/2014	51,550	0.4206
10/27/2014	27,700	0.414
10/28/2014	174,000	0.3817

CREL

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/10/2014	80,743	0.4763
10/10/2014	13,543	0.4235
10/10/2014	5,714	0.493008
10/14/2014	117,400	0.4955
10/14/2014	12,000	0.4952
10/15/2014	20,150	0.44
10/15/2014	9,800	0.4478
10/15/2014	35,000	0.4503
10/16/2014	73,440	0.451
10/20/2014	25,000	0.4545
10/20/2014	(20,000)	0.4076
10/20/2014	20,000	0.45
10/28/2014	(40,000)	0.3774
10/28/2014	286,000	0.3817
10/28/2014	(70,000)	0.3855

CUSIP No. 961840105	SCHEDULE 13D/A	Page 17 of 17 Pages

CSO

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/24/2014	(155,068)	0.4183

GEHC

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/8/2014	(16,400)	0.510763
10/9/2014	(300,000)	0.433416
10/10/2014	(300,000)	0.4235
10/14/2014	(133,520)	0.4961
10/15/2014	(149,153)	0.449622

CASF

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/15/2014	9,800	0.4478
10/15/2014	35,000	0.4503
10/15/2014	20,150	0.44
10/16/2014	5,000	0.4586
10/16/2014	90,920	0.451
10/28/2014	50,000	0.3817

WKCAX

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
10/8/2014	34,300	0.4985
10/8/2014	27,600	0.501
10/8/2014	30,400	0.5309
10/8/2014	25,000	0.5241
10/8/2014	39,600	0.5221
10/8/2014	13,100	0.5146
10/10/2014	97,500	0.4249
10/10/2014	2,500	0.43
10/10/2014	40,371	0.4763
10/10/2014	6,771	0.4235
10/10/2014	2,857	0.493008
10/13/2014	25,000	0.4977
10/16/2014	50,440	0.451
10/28/2014	50,000	0.3817